August 4, 2016

VIA EDGAR SUBMISSION

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Banco Santander Chile Form 20-F for Fiscal Year Ended December 31, 2015 Filed May 2, 2016

Dear Mr. Nolan:

On behalf of Banco Santander Chile (“Santander Chile” or the “Bank”), I hereby submit Santander Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 7, 2016 in connection with the above referenced Annual Report on Form 20-F (the “Form 20-F”) of Santander Chile.

I set forth below our responses to the Staff’s comment, indicating the comment in boldface text with our response below. All references to page numbers in Santander Chile’s revised responses are to pages in the filed version of the Form 20-F. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

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Form 20-F for Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements

Note 09 - Loans and Accounts Receivable from Customers, page F-58

1. We note the table of changes in allowance balances presented on page F-62 and your provision for loan losses disclosures provided in Note 29 on page F-109. Please tell us and consider revising your future filings to clearly reconcile the differences in amounts presented in these tables. Specifically, please explain the differences in disclosed amounts for “allowances established” on page F-62 to the “provisions established” on page F-109 for your loans and accounts receivable from customers. Please also consider the need to revising your Allowance for Loan Losses accounting policy in Note 1(o) beginning on page F-26, as necessary, and in future filings, to more fully explain how these amounts are part of your Allowance for Loan Loss model.

Response:

The Company respectfully advises the Staff that the line “Allowance established” on the table of changes in allowance balances on page F-62 with respect to the columns for Commercial loans – Group, Mortgage loans – Group, and Consumer loans – Group consisted of: (a) provision established for loan losses for the year, and (b) a certain portion of the allowance released due to charge-off. The amount related to provision for loan losses established (as described in (a)) agrees to the amount shown as “Provisions established” in Note 29 on page F-109. The offsetting portion (the amount pertaining to allowance released due to charge off) is added to the balance included in the line “Allowance released due to charge-off” (as per amended tables below). Such amount was not included in that line item previously as a result of oversight. The table on page F-62 will be corrected in future filings to reflect the correction of the oversight as follows:

Activity during 2015	Commercial		Mortgage	Consumer
	loans		loans	loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	215.852	165.697	48.744	254.023	684.316
Allowances established (1)	124.968	136.778	34.373	248.937	545.056
~~Allowances established (1)~~	~~124.968~~	~~77.723~~	~~23.416~~	~~145.382~~	~~371.489~~
Allowances released (2)	-46.614	-17.885	-7.205	-18.126	-89.830
Allowances released due to charge-off (3)	-37.701	-109.894	-13.485	-217.327	-378.407
~~Allowances released due to charge-off (3)~~	~~-37.701~~	~~-50.839~~	~~-2.528~~	~~-113.772~~	~~-204.840~~
Balances as of December 31, 2015	256.505	174.696	62.427	267.507	761.135

Activity during 2014	Commercial		Mortgage	Consumer
	loans		loans	loans	Total

	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	206.377	100.170	43.306	264.585	614.438
Allowances established (1)	52.240	174.244	24.907	218.941	470.332
~~Allowances established (1)~~	~~52.240~~	~~99.648~~	~~14.959~~	~~129.410~~	~~296.257~~
Allowances release (2)	-15.903	-7.127	-6.561	-38.275	-67.866
Allowances released due to charge-off (3)	-26.862	-101.590	-12.908	-191.228	-332.588
~~Allowances released due to charge-off (3)~~	~~-26.862~~	~~-26.994~~	~~-2.960~~	~~-101.697~~	~~-158.513~~
Balances as of December 31, 2014	215.852	165.697	48.744	254.023	684.316

We have re-evaluated our conclusions with respect to our internal controls in light of this error and have determined, on a reassessed basis, that it is not necessary to make any further modifications to our 2015 20-F to disclose this deficiency either individually or in the aggregate with other deficiencies, where applicable, nor does it affect our overall conclusion with respect to the effectiveness of our internal controls.

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In addition, as requested, we acknowledge that:

•	Santander Chile is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander Chile may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our 2016 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 2320-1930.

Very truly yours,

/s/ Emiliano Muratore

Name: Emiliano Muratore

Title: Chief Financial Officer

cc:	Robert Moreno Heimlich Nicholas A. Kronfeld Mauricio Farias

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